Exhibit 99.5

FORM 13-502F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Mark Vendetti, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

/s/ “Mark Vendetti”	March 31, 2023
Mark Vendetti	Date
Chief Financial Officer

Reporting Issuer Name:	Glass House Brands Inc.

End date of previous financial year:	December 31, 2022

Type of Reporting Issuer:	Class 1 reporting issuer

Highest Trading Marketplace:	NEO Exchange
(refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:

(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol		GLAS.A.U and GLAS.WT.U

1st Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)		Please see attached Schedule “A”

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(ii)

Market value of class or series	(i) x (ii)	$	(A)

2nd Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)		Please see attached Schedule “A”

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(iv)

Market value of class or series	(iii) x (iv)	$	(B)

3rd Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)		Please see attached Schedule “A”

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(vi)

Market value of class or series	(v) x (vi)	$	(C)

4th Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)		Please see attached Schedule “A”

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(viii)

Market value of class or series	(vii) x (viii)	$	(D)

5th Specified Trading Period (dd/mm/yy)
(if applicable - refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)		N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			(x)

Market value of class or series	(ix) x (x)	$	(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))	Shares:	$ 158,093,641.35	(1)

	Warrants:	$ 19,873,300.00	(2)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:
(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of OSC Rule 13-502 Fees)		$ 20,504,850.96	(3)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2) + (3)	$ 198,471,792.31

Participation Fee		$ 13,340.00

(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee)

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 Fees, select the participation fee)

Late Fee, if applicable
(As determined under section 2.7 of OSC Rule 13- 502 Fees)		$ -

Total Fee Payable
(Participation Fee plus Late Fee)		$ 13,340.00

SCHEDULE “A”

GLASS HOUSE BRANDS INC.

Capitalization Calculation

Fiscal Year Ended December 2022

SUBORDINATE VOTING EQUITY SHARES (GLAS.A.U)

	Quarter	Number of shares	Closing Price	Market Value
Q1	31-Mar-2022	56,253,908	5.010	281,832,079.08
Q2	30-Jun-2022	44,797,350	2.770	124,088,659.50
Q3	30-Sep-2022	52,718,713	2.250	118,617,104.25
Q4	31-Dec-2022	55,018,736	1.960	107,836,722.56
Average Market Value:				158,093,641.35

WARRANTS (GLAS.WT.U)

	Quarter	Number of warrants	Closing Price	Market Value
Q1	31-Mar-2022	30,489,500	1.340	40,855,930.00
Q2	30-Jun-2022	30,664,500	0.590	18,092,055.00
Q3	30-Sep-2022	30,664,500	0.245	7,512,802.50
Q4	31-Dec-2022	30,664,500	0.425	13,032,412.50
Average Market Value:				19,873,300.00

Fair Value of Outstanding Debt Securities:				20,504,850.96

Capitalization for the financial year:				198,471,792.31